Nuveen Investments, LLC

333 West Wacker Drive

Chicago, IL 60606

312.917.7700

June 1, 2010

VIA EDGAR

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tandy Representations Regarding Nuveen Municipal High Income Opportunity Fund 2 (the “Trust”) (File Nos. 333-166771 and 811-22123)

Dear Mr. Grzeskiewicz:

As you requested in your May 27, 2010 no comment letter, I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

Nuveen Municipal High Income Opportunity Fund 2

By:/s/ Kevin J. McCarthy

Name: Kevin J. McCarthy

Title: Vice President and Secretary